
KARTORIUM, INC.

CONVERTIBLE PROMISSORY NOTE


[EFFECTIVE DATE]

FOR VALUE RECEIVED, Kartorium, Inc., a Delaware corporation (the "**Company**") promises to pay participants of the Kartorium, Inc. Wefunder campaign ("**Investor**"), or its registered assigns, in lawful money of the United States of America the principal sum of $[AMOUNT] or such lesser amount as shall equal the outstanding principal amount hereof, together with interest from the date of this convertible promissory note (this "**Note**") on the unpaid principal balance at a rate equal to 6% *per annum*, computed on the basis of the actual number of days elapsed and a year of 365 days. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on the earlier of: (i) the date that is ten (10) business days after the Company's receipt of a written demand of a Majority-in-Interest of Investors made on or after 36 months past the date of signing this note (the date that is ten (10) business days after the Company's receipt of such demand, the "**Maturity Date**"); or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by Investor or made automatically due and payable, in each case, in accordance with the terms hereof. This Note is one of the Notes (as defined below) issued pursuant to the Purchase Agreement (as defined below).

The following is a statement of the rights of Investor and the conditions to which this Note is subject, and to which Investor, by the acceptance of this Note, agrees:

1.   Payments.

(a)   Interest. Accrued interest on this Note shall be payable on the Maturity Date.

(b)   Voluntary Prepayment. This Note may not be prepaid without the written consent of a Majority-in-Interest of Investors.

2.   Events of Default. The occurrence of any of the following shall constitute an "**Event of Default**" under this Note and the other Transaction Documents:

(a)   Failure to Pay. The Company shall fail to pay: (i) when due any principal payment on the due date hereunder; or (ii) any interest payment or other payment required under the terms of this Note or any other Transaction Document on the date due, and such payment shall not have been made within five (5) business days of the Company's receipt of written notice to the Company of such failure to pay.

(b)   Breaches of Covenants. The Company shall fail to observe or perform any other covenant, Obligation, condition or agreement contained in this Note or the other Transaction Documents (other than those specified in Section 2(a)) and such failure shall continue for ten (10) business days after the Company's receipt of written notice to the Company of such failure.

(c)   Other Payment Obligations. Defaults shall exist under any agreements of the Company with any third Persons that consists of the failure to pay any indebtedness for borrowed money at maturity, or that results in a right by such third Persons, whether or not exercised, to accelerate the maturity of such indebtedness for borrowed money of the Company, in each case, in an aggregate amount in excess of $50,000.

(d)   Voluntary Bankruptcy or Insolvency Proceedings. The Company shall (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property; (ii) admit in writing its inability to pay its debts generally as they mature; (iii) make a general assignment for the benefit of its or any of its creditors; (iv) be dissolved or liquidated; (v) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it; or (vi) take any action for the purpose of effecting any of the foregoing.

(e)   Involuntary Bankruptcy or Insolvency Proceedings. Proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company, or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Company or any of its subsidiaries, if any, or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within forty-five (45) days of commencement.

3.   Rights of Investor upon Default. Upon the occurrence of any Event of Default (other than an Event of Default described in Section 2(d) or Section 2(e)) and at any time thereafter during the continuance of such Event of Default, Investor may, with the written consent of a Majority-in-Interest of Investors, by written notice to the Company, declare all outstanding Obligations payable by the Company hereunder to be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the other Transaction Documents to the contrary notwithstanding. Upon the occurrence of any Event of Default described in Section 2(d) and Section 2(e), immediately and without notice, all outstanding Obligations payable by the Company

hereunder shall automatically become immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the other Transaction Documents to the contrary notwithstanding. In addition to the foregoing remedies, upon the occurrence and during the continuance of any Event of Default, Investor may, with the written consent of a Majority-in-Interest of Investors, exercise any other right power or remedy granted to it by the Transaction Documents or otherwise permitted to it by law, either by suit in equity or by action at law, or both.

4. Conversion.

(a) Automatic Conversion upon Qualified Financing. If a Qualified Financing occurs prior to the Maturity Date or a Change of Control, then the outstanding principal amount of this Note and all accrued and unpaid interest thereon shall automatically convert into fully paid and nonassessable shares of Shadow Preferred Stock at a price per share equal to the Preferred Conversion Price.

(b) Voluntary Conversion upon Non-Qualified Financing. If a Non-Qualified Financing occurs prior to the Maturity Date or a Change of Control, then Investor shall have the right, at Investor's option, to convert the outstanding principal amount of this Note and all accrued and unpaid interest thereon into fully paid and nonassessable shares of Shadow Preferred Stock at a price per share equal to the Preferred Conversion Price.

(c) Automatic Conversion upon Change of Control. If a Change of Control occurs prior to a Qualified Financing or the Maturity Date, then the outstanding principal amount of this Note and all accrued and unpaid interest thereon shall automatically convert into fully paid and nonassessable shares of Common Stock or, if a Non-Qualified Financing has occurred, Shadow Preferred Stock with respect to the then most senior series of preferred stock at a price per share equal to the Common Conversion Price or the Preferred Conversion Price, as applicable.

(d) Conversion Procedures.

(i) Conversion Pursuant to Section 4(a). If this Note is to be automatically converted into shares of Shadow Preferred Stock pursuant to Section 4(a), the Company shall deliver to Investor written notice of the automatic conversion to be effected, specifying the Preferred Conversion Price, the principal amount of this Note to be converted, together with all accrued and unpaid interest, the date on which such conversion is expected to occur, and calling upon Investor to surrender to the Company, in the manner and at the place designated, this Note (or a notice to the effect that the original of this Note has been lost, stolen or destroyed, and an agreement acceptable to the Company, whereby Investor agrees to indemnify the Company from any loss incurred by it in connection with this Note). Upon such conversion of this Note, Investor hereby agrees to execute and deliver to the Company all transaction documents entered into by other purchasers participating in the Qualified Financing, including a purchase agreement, an investors' rights agreement and other ancillary agreements, with customary representations and warranties and transfer restrictions (including, without limitation, a customary lock-up agreement in connection with certain public offerings of the Company's securities. Investor also agrees to deliver the original of this Note (or a notice to the effect that the original of this Note has been lost, stolen or destroyed, and an agreement acceptable to the Company, whereby

Investor agrees to indemnify the Company from any loss incurred by it in connection with this Note), at the closing of the Qualified Financing for cancellation; *provided*, *however*, that upon the closing of the Qualified Financing, this Note shall be deemed converted and of no further force and effect, whether or not it is delivered for cancellation as set forth in this sentence. The Company shall, as soon as practicable thereafter, issue and deliver to the Investor a certificate or certificates evidencing the shares of the Shadow Preferred Stock to which Investor shall be entitled to receive upon such conversion, including a check payable to Investor for any cash amounts payable as described in Section 4(d)(iv). Any conversion of this Note pursuant to Section 4(a) shall be deemed to have been made immediately prior to the initial closing of the Qualified Financing and, on and after such date, Investor shall be treated for all purposes as the record holder of such shares.

(ii)   Conversion Pursuant to Section 4(b). Before Investor shall be entitled to convert this Note into shares of Shadow Preferred Stock pursuant to Section 4(b), it shall give written notice to the Company at its principal corporate office of the election to convert the same pursuant to Section 4(b), and shall state therein the amount of the unpaid principal amount of this Note to be converted. Upon such conversion of this Note, Investor hereby agrees to execute and deliver to the Company all transaction documents entered into by other purchasers participating in the Non-Qualified Financing, including a purchase agreement, an investors' rights agreement and other ancillary agreements, with customary representations and warranties and transfer restrictions (including, without limitation, a customary lock-up agreement in connection with certain public offerings of the Company's securities. Investor also agrees to deliver the original of this Note (or a notice to the effect that the original of this Note has been lost, stolen or destroyed, and an agreement acceptable to the Company, whereby Investor agrees to indemnify the Company from any loss incurred by it in connection with this Note), at the closing of the Non-Qualified Financing for cancellation; *provided*, *however*, that upon the closing of the Non-Qualified Financing, this Note shall be deemed converted and of no further force and effect, whether or not it is delivered for cancellation as set forth in this sentence. The Company shall, as soon as practicable thereafter, issue and deliver to such Investor a certificate or certificates for the number of shares to which Investor shall be entitled upon such conversion, including a check payable to Investor for any cash amounts payable as described in Section 4(d)(iv). Any conversion of this Note pursuant to Section 4(b) shall be deemed to have been made immediately prior to the initial closing of the Non-Qualified Financing and, on and after such date, Investor shall be treated for all purposes as the record holder of such shares..

(iii)   Conversion Pursuant to Section 4(c). If this Note is to be automatically converted into shares of Common Stock or Shadow Preferred Stock pursuant to Section 4(c), the Company shall deliver to Investor written notice of the automatic conversion to be effected, specifying the Preferred Conversion Price or the Common Conversion Price, as the case may be, the principal amount of this Note to be converted, together with all accrued and unpaid interest, the date on which such conversion is expected to occur, and calling upon Investor to surrender to the Company, in the manner and at the place designated, this Note (or a notice to the effect that the original of this Note has been lost, stolen or destroyed, and an agreement acceptable to the Company, whereby Investor agrees to indemnify the Company from any loss incurred by it in connection with this Note). Upon such conversion of this Note, Investor hereby agrees to execute and deliver to the Company a purchase agreement and other ancillary agreements, with customary representations and warranties and transfer restrictions (including, without limitation, a customary lock-up agreement in connection with certain public offerings of the Company's securities). Investor also agrees to deliver the original of this Note (or a notice to the effect that the original of this Note has been lost, stolen or destroyed, and an agreement acceptable to the Company, whereby Investor agrees to indemnify the Company from any loss incurred by it in connection with this Note), at the closing of the Qualified Financing for cancellation; *provided*, *however*, that upon the closing of the Change of Control, this Note shall be deemed converted and of no further force and effect, whether or not it is delivered for cancellation as set forth in this sentence. The Company shall, as soon as practicable thereafter, issue and deliver to the Investor a certificate or certificates evidencing the shares of the Shadow Preferred Stock or Common Stock, as applicable, to which Investor shall be entitled to receive upon such conversion, including a check payable to Investor for any cash amounts payable as described in Section 4(d)(ii). Any conversion of this Note pursuant to Section 4(c) shall be deemed to have been made immediately prior to the closing of the Change of Control and, on and after such date, Investor shall be treated for all purposes as the record holder of such shares.

(iv)   Fractional Shares; Interest; Effect of Conversion. No fractional shares shall be issued upon conversion of this Note. In lieu of the Company issuing any fractional shares to the Investor upon the conversion of this Note, the Company shall issue a number of shares Investor is entitled to receive upon conversion of this Note rounded down to the nearest whole share. In addition, to the extent not converted into shares of capital stock, the Company shall pay to Investor any interest accrued on the amount converted. Upon conversion of this Note in full and the payment of the amounts specified in this Section 4(d)(iii), the Company shall be forever released from all its Obligations under this Note and this Note shall be deemed of no further force or effect, whether or not the original of this Note has been delivered to the Company for cancellation.

(e)   Notices of Record Date. In the event that: (i) the Company enters into any transaction or series of related transactions resulting in a Change of Control; or (ii) any voluntary or involuntary dissolution, liquidation or winding-up of the Company; or (iii) a Non-Qualified Financing, then, in each such case, the Company will mail to the holder of this Note at least ten (10) days' prior to the effective date of such event, a notice specifying the anticipated effective date thereof.

5.   Definitions. As used in this Note, the following capitalized terms have the following meanings:

(a)   "**Change of Control**" shall mean: (i) any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Board of Directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity; or (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

(b)   "**Common Conversion Price**" shall mean a price per share equal to: (x) $3,500,000, *divided by* (y) the Company's capitalization as of immediately prior to the closing of a Change of Control, on a Fully Diluted Basis.

(c)   "**Common Stock**" shall mean the Company's common stock, $0.0001 par value per share.

(d)   "**Event of Default**" has the meaning given in Section 2 hereof.

(e)   "**Fully Diluted Basis**" means, as of a particular time, the number of shares equal to: (x) all shares of Common Stock then issued and outstanding, assuming the exercise or conversion of all outstanding options, warrants, preferred stock, and other convertible securities (other than the Notes and all other indebtedness that is converted into shares of the capital stock of the Company in connection therewith), *plus* (y) all shares of Common Stock reserved and available for future grant under any equity incentive, stock option, or other similar plan of the Company.

(f)   "**Investor**" shall mean the Person specified in the introductory paragraph of this Note or any Person who shall at the time be the registered holder of this Note.

(g)   "**Investors**" shall mean the investors that have purchased Notes.

(h)   "**Majority-in-Interest of Investors**" shall mean Investors holding more than 50% of the aggregate outstanding principal amount of the Notes, which must include TCA ACE Fund 21, LLC, for so long as such Investor shall hold a Note.

(i)   "**Non-Qualified Financing**" shall mean a transaction or series of related transactions pursuant to which the Company issues and sells shares of Non-Qualified Financing Stock that does not otherwise constitute a Qualified Financing.

(j)   "**Non-Qualified Financing Stock**" shall mean the series of the Company's preferred stock that is issued and sold to the cash investors participating in the Non-Qualified Financing.

(k)   "**Notes**" shall mean the convertible promissory notes issued pursuant to the Purchase Agreement.

(l)   "**Obligations**" shall mean and include all loans, advances, debts, liabilities and obligations, howsoever arising, owed by the Company to Investor of every kind and description, now existing or hereafter arising under or pursuant to the terms of this Note and the other Transaction Documents, including, all interest, fees, charges, expenses, attorneys' fees and costs and accountants' fees and costs chargeable to and payable by the Company hereunder and thereunder, in each case, whether direct or indirect, absolute or contingent, due or to become due, and whether or not arising after the commencement of a proceeding under Title 11 of the United States Code (11 U.S.C. §§ 101 *et seq*.), as amended from time to time (including post-petition interest) and whether or not allowed or allowable as a claim in any such proceeding.

(m) "**Person**" shall mean and include an individual, a partnership, a corporation (including a business trust), a joint stock company, a limited liability company, an unincorporated association, a joint venture or other entity or a governmental authority.

(n) "**Preferred Conversion Price**" shall mean a price per share equal to the lesser of: (i) 80% of the highest price per share paid by the other investors purchasing Qualified Financing Stock or Non-Qualified Financing Stock, as the case may be, in the Qualified Financing or a Non-Qualified Financing, respectively; and (ii) the price per share equal to: (x) $3,500,000, _divided by_ (y) the Company's capitalization as of immediately prior to the closing of a Qualified Financing, on a Fully Diluted Basis.

(o) "**Purchase Agreement**" shall mean that certain Note Purchase Agreement, dated as of [EFFECTIVE DATE] by and among the Company and the Investors party thereto, as such agreement may be amended, modified, or supplemented.

(p) "**Qualified Financing**" shall mean a transaction or series of related transactions pursuant to which the Company issues and sells shares of Qualified Financing Stock to cash investors with the principal purpose of raising capital, the aggregate gross proceeds to the Company of which are not less than $1,000,000 (excluding the Notes any and all other indebtedness that is converted into Qualified Financing Stock in connection with such Qualified Financing).

(q) "**Qualified Financing Stock**" shall mean the series of the Company's preferred stock that is issued and sold to the cash investors participating in the Qualified Financing.

(r) "**Securities Act**" shall mean the Securities Act of 1933, as amended.

(s) "**Shadow Preferred Stock**" shall mean a new series of the Company's preferred stock that is created in connection with the Qualified Financing or a Non-Qualified Financing, as applicable, for issuance to Investor and each of the other Investors then holding Notes upon the automatic or optional conversion thereof, having identical rights, privileges, preferences, and restrictions as the Qualified Financing Stock or Non-Qualified Financing Stock, as applicable, other than with respect to: (i) the initial per share liquidation preference amount and the initial conversion price designated with respect to such Shadow Preferred Stock for purposes of effecting any price-based anti-dilution adjustments, each of which amounts will initially be equal to the Preferred Conversion Price determined in connection with the conversion of this Note in accordance herewith; and (ii) the initial per share dividend amount, which amount will be equal to the product of (x) the percentage of the Preferred Conversion Price designated with respect to the Qualified Financing Stock or Non-Qualified Financing Stock used to determine the per share dividend amount thereof, _multiplied by_ (y) the Preferred Conversion Price determined in connection with the conversion of this Note in accordance herewith.

(t) "**Transaction Documents**" shall mean this Note, each of the other Notes, and the Purchase Agreement.

6. <u>Miscellaneous</u>.

     (a)   <u>Successors and Assigns; Restrictions on Transfer</u>.

     (i)   Subject to the restrictions on transfer described in this <u>Section 6(a)</u>, the rights and obligations of the Company and Investor shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.

     (ii)   With respect to any offer, sale or other disposition of this Note or securities into which such Note may be converted, Investor will give written notice to the Company prior thereto, describing briefly the manner thereof, together with a written opinion of Investor's counsel, or other evidence if reasonably satisfactory to the Company, to the effect that such offer, sale or other distribution may be effected without registration or qualification (under any federal or state law then in effect). Upon receiving such written notice and reasonably satisfactory opinion, if so requested, or other evidence, the Company, as promptly as practicable, shall notify Investor that Investor may sell or otherwise dispose of this Note or such securities, all in accordance with the terms of the notice delivered to the Company. If a determination has been made pursuant to this <u>Section 6(a)</u> that the opinion of counsel for Investor, or other evidence, is not reasonably satisfactory to the Company, the Company shall so notify Investor promptly after such determination has been made. Each Note thus transferred and each certificate representing the securities thus transferred shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with the Securities Act, unless in the opinion of counsel for the Company such legend is not required in order to ensure compliance with the Securities Act. The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions. Subject to the foregoing, transfers of this Note shall be registered upon registration books maintained for such purpose by or on behalf of the Company as provided in the Purchase Agreement. Prior to presentation of this Note for registration of transfer, the Company shall treat the registered holder hereof as the owner and holder of this Note for the purpose of receiving all payments of principal and interest hereon and for all other purposes whatsoever, whether or not this Note shall be overdue and the Company shall not be affected by notice to the contrary.

     (iii)   Neither this Note nor any of the rights, interests or Obligations hereunder may be assigned, by operation of law or otherwise, in whole or in part, by the Company without the prior written consent of a Majority-in-Interest of Investors.

     (b)   <u>Waiver and Amendment</u>. Any provision of this Note may be amended, waived or modified upon the written consent of the Company and a Majority-in-Interest of Investors; *provided*, *however*, that no such amendment, waiver or consent shall: (i) reduce the principal amount of this Note without Investor's written consent; or (ii) reduce the rate of interest of this Note without Investor's written consent.

     (c)   <u>Notices</u>. All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be in writing and faxed, mailed or delivered to each party at the respective addresses of the parties as set forth in the Purchase Agreement, or at such other address, email or facsimile number as the Company shall have furnished to Investor in writing. All such notices and communications will be deemed effectively given the earlier of (i) when received, (ii) when delivered personally, (iii) one business day after being delivered by email or facsimile (with receipt of appropriate confirmation), (iv) one business day after being deposited with an overnight courier service of recognized standing or (v) four days after being deposited in the U.S. mail, first class with postage prepaid.

(d)   *Pari Passu* Notes. Investor acknowledges and agrees that the payment of all or any portion of the outstanding principal amount of this Note and all interest hereon shall be *pari passu* in right of payment and in all other respects to the other Notes. In the event Investor receives payments in excess of its pro rata share of the Company's payments to the Investors of all of the Notes, then Investor shall hold in trust all such excess payments for the benefit of the holders of the other Notes and shall pay such amounts held in trust to such other holders upon demand by such holders.

(e)   Payment. Unless converted into the Company's equity securities pursuant to the terms hereof, payment shall be made in lawful tender of the United States.

(f)   Usury. In the event any interest is paid on this Note which is deemed to be in excess of the then legal maximum rate, then that portion of the interest payment representing an amount in excess of the then legal maximum rate shall be deemed a payment of principal and applied against the principal of this Note.

(g)   Waivers. The Company hereby waives notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor and all other notices or demands relative to this instrument.

(h)   Governing Law. This Note and all actions arising out of or in connection with this Note shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law provisions of the State of Delaware, or of any other state.

(i)   Waiver of Jury Trial. By acceptance of this Note, Investor hereby agrees and the Company hereby agrees to waive their respective rights to a jury trial of any claim or cause of action based upon or arising out of this Note or any of the Transaction Documents. If the jury waiver set forth in this Section 6(i) is not enforceable, then any claim or cause of action arising out of or relating to this Note, the Transaction Documents or any of the transactions contemplated herein or therein shall be settled before a referee sitting without a jury, such referee to be mutually acceptable to the parties. This paragraph shall not restrict a party from exercising remedies under the Uniform Commercial Code or from exercising pre-judgment remedies under applicable law.

(j)   Counterparts. This Note may be executed in any number of counterparts, each of which will be deemed an original, and all of which together will constitute one and the same agreement. A signed copy of this Note delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Note.

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504310570.1

IN WITNESS WHEREOF, the parties have executed this agreement as of __[INVESTMENT DATE]__.

Investment Amount: $[AMOUNT]

COMPANY:

Kartorium, Inc.

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME]

Investor Signature

By: _____

By:_____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited